AMVESCAP PLC Reports Results
                    for THREE months Ended SEPTEMBER 30, 2003

London, October 23, 2003 - AMVESCAP reported that profit before tax and goodwill amortization for the three months ended September 30, 2003 increased 24% to (pound)77.2 million ($128.2 million) compared to (pound)62.4 million ($103.0 million) in the second quarter of the current year. Profit before tax and goodwill amortization amounted to (pound)70.7 million ($111.0 million) in the third quarter of 2002. Diluted earnings per share before goodwill amortization amounted to 6.6p for the 2003 period, an increase of 22% from last quarter's 5.4p per share. Diluted earnings per share totalled 6.0p per share in the third quarter of 2002. Revenues for the third quarter amounted to (pound)304.3 million ($505.1 million) compared to (pound)307.5 million ($482.8 million) for the same period of 2002 and (pound)281.8 million ($465.0 million) in 2003's second quarter.


                                                                      Results for Three Months Ended
                                                       Sept 30,            Sept 30,           Sept 30,          Sept 30,
                                                           2003                2002              2003++            2002++
                                                 --------------     ---------------    --------------   ---------------
Revenues                                          (pound)304.3m       (pound)307.5m          $505.1m            $482.8m
Profit before tax and goodwill
   amortization                                    (pound)77.2m        (pound)70.7m          $128.2m            $111.0m
Earnings per share before goodwill
   amortization:
   --basic                                                 6.7p                6.1p            $.22+              $.19+
   --diluted                                               6.6p                6.0p            $.22+              $.19+


+ Per American Depositary Share equivalent to 2 ordinary shares.
++ For the convenience of the reader, pounds sterling for the period ended
   September 30, 2003 have been translated to US dollars using $1.66 per (pound)1.00 (2002: $1.57 per (pound)1.00).

"The economic climate is generally positive and the major capital markets are reflecting improved investor confidence," said Mr. Charles W. Brady, Executive Chairman. "Interest rates remain at historically low levels and many companies are once again reporting growth in earnings. The continuation of these factors, coupled with our continued emphasis on expense controls and improving investment performances, should lead to improved results for the remainder of 2003 and into 2004."

Profit before tax, goodwill amortization and exceptional items amounted to (pound)188.1 million ($312.2 million) for the nine month period of 2003 compared to (pound)263.2 million ($413.2 million) in 2002. Diluted earnings per share before goodwill amortization and exceptional items amounted to 16.2p (2002:
22.2p) for the nine months ended September 30, 2003, a decrease of 27%. Revenues for the nine months ended September 30, 2003 amounted to (pound)856.9 million ($1,422.5 million) compared to (pound)1,054.2 million ($1,655.1 million) for the corresponding period of 2002.

Earnings before interest, taxes, depreciation, amortization and exceptional items reached (pound)106.8 million ($177.3 million) and (pound)279.2 million ($463.5 million) for the third quarter and nine months ended September 30, 2003.

Funds under management totaled $345.2 billion ((pound)208.0 billion) at September 30, 2003, an increase of $12.6 billion from December 31, 2002. Institutional money market funds, included above, amounted to $50.7 billion at September 30, 2003 compared to $57.0 billion at December 31, 2002. Approximately 53% of the total funds under management were invested in equity securities with the remaining 47% invested in fixed income and other securities at September 30, 2003. Equity securities were invested in the following disciplines at September 30, 2003: 33% in growth, 42% in core and 25% in value styles (June 30, 2003: 39% in growth, 40% in core and 21% in value styles).

Average funds under management for the nine months ended September 30, 2003 were $335.6 billion, a decrease of $39.9 billion over the same period of 2002. Average funds under management during the third quarter were $346.9 billion compared to $335.8 billion for the preceding quarter, an increase of $11.1 billion. Average institutional money market fund levels were $53.4 billion and $52.5 billion for the third quarter and the nine months of 2003.

Net debt at September 30, 2003 amounted to (pound)528.7 million (excluding client cash) compared to (pound)625.7 million at June 30, 2003 and (pound)652.4 million at December 31, 2002.

Robert F. McCullough, chief financial officer, has announced his intention to retire as chief financial officer at our Annual General Meeting in April 2004. James I. Robertson, executive vice president, will assume the position of chief financial officer at that time. Bob will remain with the Company through the end of 2004 to ensure a smooth transition of responsibilities.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO and Atlantic Trust brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in over 100 countries. The Company is listed on the London, New York, Paris and Toronto stock exchanges with the symbol "AVZ."

Members of the investment community and general public are invited to listen to the conference call today, Thursday, October 23, 2003 at 8:30 a.m. EDT (1:30 p.m. BST), by dialing one of the following numbers: 1-888-201-4990 for US callers or 610-769-9391 for international callers. An audio stream replay of the conference call will be available at www.amvescap.com following the call. The presentation slides that will be reviewed during the conference call are available on AMVESCAP's Web site at www.amvescap.com.

                                  AMVESCAP PLC
                          Group Profit and Loss Account
                                 (in thousands)

                                               Three Months Ended Sept 30,
                                            -----------------------------------
                                                  2003               2002
                                            ----------------    ---------------
Revenues                                     (pound)304,257     (pound)307,479
Expenses:
   Operating                                       (216,848)          (224,343)
   Goodwill amortization                            (37,095)           (36,800)
                                            ----------------    ---------------
Operating profit                                      50,314             46,336
Investment income                                      1,203                654
Interest expense                                    (11,418)           (13,128)
                                            ----------------    ---------------
Profit before taxation                                40,099             33,862
Taxation                                            (23,549)           (21,622)
                                            ----------------    ---------------
Profit after taxation                          (pound)16,550      (pound)12,240
                                            ================    ===============

Earnings per share before
   goodwill amortization:
   --basic                                              6.7p               6.1p
   --diluted                                            6.6p               6.0p
                                            ----------------    ---------------
Earnings per share:
   --basic                                              2.1p               1.5p
   --diluted                                            2.0p               1.5p
                                            ----------------    ---------------
Average shares outstanding:
   --basic                                          802,943            809,578
   --diluted                                        813,128            812,724
                                            ----------------    ---------------

                                  AMVESCAP PLC
                          Group Profit and Loss Account
                                 (in thousands)

                                              Nine Months Ended Sept 30,
                                        ----------------------------------------
                                             2003                   2002
                                        -----------------     ------------------
Revenues                                   (pound)856,851       (pound)1,054,164
Expenses:
   Operating                                    (635,571)              (758,065)
   Exceptional                                   (62,094)               (20,067)
   Goodwill amortization                        (111,933)              (110,488)
                                        -----------------     ------------------
Operating profit                                   47,253                165,544
Investment income                                   4,702                  7,466
Interest expense                                 (37,853)               (40,369)
                                        -----------------     ------------------
Profit before taxation                             14,102                132,641
Taxation                                         (35,141)               (74,688)
                                        -----------------     ------------------
Profit after taxation                            (21,039)                 57,953
Dividends                                        (40,835)               (40,788)
                                        -----------------     ------------------
Retained profit for the period            (pound)(61,874)          (pound)17,165
                                        =================     ==================

Earnings per share before
   goodwill amortization and
   exceptional items:
   --basic                                          16.3p                  22.5p
   --diluted                                        16.2p                  22.2p
                                        -----------------     ------------------
Earnings per share:
   --basic                                         (2.6)p                   7.1p
   --diluted                                       (2.6)p                   7.1p
                                        -----------------     ------------------

Average shares outstanding:
   --basic                                        803,541                811,322
   --diluted                                      806,528                822,583
                                        -----------------     ------------------

                                  AMVESCAP PLC
                               Group Balance Sheet
                                 (in thousands)

                                           Sept 30, 2003            Dec 31, 2002
                                 ------------------------  ---------------------
Fixed assets
   Goodwill                              (pound)2,427,988       (pound)2,542,306
   Investments                                    242,429                248,408
   Tangible assets                                178,341                197,060
                                 ------------------------  ---------------------
                                                2,848,758              2,987,774
Currents assets
   Debtors                                      1,000,318                725,547
   Investments                                     71,240                 69,195
   Cash                                           289,885                355,111
                                 ------------------------  ---------------------
                                                1,361,443              1,149,853

Current liabilities
   Current maturities of long-term debt           (6,803)              (222,089)
   Creditors                                  (1,157,651)              (917,216)
                                 ------------------------  ---------------------
                                              (1,164,454)            (1,139,305)

Net current assets                                196,989                 10,548
                                 ------------------------  ---------------------

Total assets less current liabilities           3,045,747              2,998,322

Long-term debt                                  (701,834)              (595,600)
Provisions for liabilities and charges           (93,749)              (119,234)
                                 ------------------------  ---------------------
Net assets                               (pound)2,250,164       (pound)2,283,488
                                 ========================  =====================

Capital and reserves
   Called up share capital                 (pound)198,885         (pound)198,614
   Share premium account                          622,071                619,250
   Exchangeable shares                            383,105                383,105
   Profit and loss account                        547,424                609,298
   Other reserves                                 498,679                473,221
                                 ------------------------  ---------------------
Shareholders' funds, equity interests    (pound)2,250,164       (pound)2,283,488
                                 ========================  =====================

                                  AMVESCAP PLC
                            Group Cash Flow Statement
                                 (in thousands)

                                                                                    Nine Months Ended
                                                                           ------------------------------------
                                                                               Sept 30,            Sept 30,
                                                                                 2003                2002
                                                                           -----------------    ---------------
Operating profit                                                               (pound)47,253     (pound)165,544
Amortization and depreciation                                                        165,167            157,030
Change in debtors, creditors, and other                                               24,125            169,482
                                                                           -----------------    ---------------
Net cash inflow from operating activities                                            236,545            492,056
                                                                           -----------------    ---------------
Interest paid, net of investment income                                             (35,301)           (24,431)
Taxation                                                                            (94,480)           (89,855)
Capital expenditures, net of sales                                                  (21,886)           (34,592)
Net disposal / (purchase) of fixed asset investments                                   1,521           (35,922)
Acquisitions                                                                        (10,635)                 --
Dividends paid                                                                      (52,978)           (53,076)
Net repayment of debt                                                               (84,901)          (105,136)
Change in bank overdraft                                                             (5,177)            (9,946)
Foreign exchange in cash and cash equivalents                                          2,066           (21,698)
                                                                           -----------------    ---------------
(Decrease)/increase in cash at bank and in hand                              (pound)(65,226)     (pound)117,400
                                                                           =================    ===============

                                  AMVESCAP PLC
                              Segmental Information
                                 (in thousands)

                                  Nine Months Ended September 30, 2003
                                                                        Oper.
                          Revenues              Expenses               Profit*
                      ----------------      --------------        --------------
 AIM
       US               (pound)361,886    (pound)(224,705)        (pound)137,181
       Canada                  111,780            (56,085)                55,695
                      ----------------      --------------        --------------
                               473,666           (280,790)               192,876
                      ----------------      --------------        --------------
 INVESCO
       US                      137,210           (104,111)                33,099
       UK                      127,656           (108,883)                18,773
       Europe/Asia              55,827            (56,150)                 (323)
                      ----------------      --------------        --------------
                               320,693           (269,144)                51,549
                      ----------------      --------------        --------------
Private Wealth/Retirement       62,492            (65,349)               (2,857)
Corporate                           --            (20,288)              (20,288)
                      ----------------      --------------        --------------
                        (pound)856,851    (pound)(635,571)        (pound)221,280
                      ================      ==============        ==============


                                  Nine Months Ended September 30, 2002
                                                                        Oper.
                          Revenues              Expenses               Profit*
                      ----------------      --------------        --------------
 AIM
       US               (pound)491,436    (pound)(294,073)        (pound)197,363
       Canada                  117,126            (57,021)                60,105
                      ----------------      --------------        --------------
                               608,562           (351,094)               257,468
                      ----------------      --------------        --------------
 INVESCO
       US                      156,510           (115,620)                40,890
       UK                      153,913           (127,524)                26,389
       Europe/Asia              64,849            (63,358)                 1,491
                      ----------------      --------------        --------------
                               375,272           (306,502)                68,770
                      ----------------      --------------        --------------
Private Wealth/Retirement       70,330            (75,185)               (4,855)
Corporate                           --            (25,284)              (25,284)
                      ----------------      --------------        --------------
                      (pound)1,054,164    (pound)(758,065)        (pound)296,099
                      ================      ==============        ==============

*before goodwill amortization and exceptional items

Note: INVESCO Funds Group is reflected with AIM US in this analysis. Previous presentations included these amounts with the INVESCO US business.

                                      Notes

1. The taxation charge is estimated based on the total expected tax charge for the year. A significant proportion of the charge is expected to arise from US operations.

2. Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods. Diluted earnings per share takes into account the effect of dilutive potential ordinary and exchangeable shares outstanding during the period.


                                                                        2003
                                                                        ----
                                                                                     Number of
                                                  Profit after taxation                 shares         Per share
                                                            (pound)'000                   '000            Amount
                                      ----------------------------------  --------------------  ----------------
     Basic earnings per share                                  (21,039)               803,541            (2.6)p
                                                                                                ================
     Dilutive effect of options                                                         2,987
                                      ----------------------------------  --------------------
     Diluted earnings per share                                (21,039)               806,528            (2.6)p
                                      ==================================  ====================  ================

                                                                        2002
                                                                        ----
                                                                             Number of shares
                                                                                     Number of
                                                  Profit after taxation                 shares         Per share
                                                            (pound)'000                   '000            Amount
                                      ----------------------------------  --------------------  ----------------
     Basic earnings per share                                    57,953               811,322              7.1p
                                                                                                ================
     Dilutive effect of options                                                        11,261
                                      ----------------------------------  --------------------
     Diluted earnings per share                                  57,953               822,583              7.1p
                                      ==================================  ====================  ================


     Profit before goodwill amortization and exceptional items is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of the year-by-year performance of the business; therefore, the calculation below is presented on that basis.

                                                                        2003
                                                                        ----
                                                 Profit before goodwill
                                                       amortization and              Number of
                                                      exceptional items                 shares         Per share
                                                            (pound)'000                   '000            Amount
                                      ----------------------------------  --------------------  ----------------
     Basic earnings per share                                   130,634               803,541             16.3p
                                                                                                ================
     Dilutive effect of options                                                         2,987
                                      ----------------------------------  --------------------
     Diluted earnings per share                                 130,634               806,528             16.2p
                                      ==================================  ====================  ================



                                                                        2002
                                                                        ----
                                                 Profit before goodwill
                                                       amortization and              Number of
                                                      exceptional items                 shares         Per share
                                                            (pound)'000                   '000            Amount
                                      ----------------------------------  --------------------  ----------------
     Basic earnings per share                                   182,659               811,322             22.5p
                                                                                                ================
     Dilutive effect of options                                      --                11,261
                                      ----------------------------------  --------------------
     Diluted earnings per share                                 182,659               822,583             22.2p
                                      ==================================  ====================  ================


3. The consolidated profit and loss includes exceptional charges in 2003 and 2002 as follows:

   (pound)'000                                               2003           2002
   -----------                                               ----           ----
   Redundancy                                              31,054         14,381
   US Retail reorganization                                12,183             --
   Lease costs                                              9,620          1,803
   Acquisitions                                             2,326             --
   Project costs & other                                    6,911          3,883
                                               ---------------------------------
   Total exceptional items                                 62,094         20,067
                                               ---------------------------------
   Total exceptional items net of tax                      39,740         14,218
                                               =================================
   Diluted per share impact                                  4.9p           1.7p
                                               =================================

4. Whitehall Asset Management was acquired for (pound)13.5 million in February, 2003. The transaction was accounted for as an acquisition and results have been included from the date of purchase.

                                  AMVESCAP PLC
                             Funds Under Management
                                  (in billions)


                                                AIM                           INVESCO
                                          --------------------     -----------------------------------
                                 Total         US        Canada       US          UK       Europe/Asia       PWM
                               ---------   ---------   --------    --------   ---------    -----------    ----------
December 31, 2002                 $332.6     $144.1       $22.0     $103.5       $34.0           $21.1         $7.9
Market gains                        24.8       11.2         1.2        6.7         3.8             1.3          0.6
Net new /(lost) business           (8.8)      (4.1)         0.1      (2.0)       (0.2)           (2.1)        (0.5)
Change in money
   market funds                   (10.7)     (10.3)          --         --       (0.5)             0.1           --
Transfers                             --        1.4          --        1.7       (3.0)              --        (0.1)
Acquisitions                         1.1         --          --         --          --              --          1.1
Foreign currency                     6.2         --         3.1         --         0.9             2.1          0.1
September 30, 2003                $345.2     $142.3       $26.4     $109.9       $35.0           $22.5         $9.1
                               =========   =========   ========    ========   =========    ===========    ==========
September 30, 2003 +        (pound)208.0 (pound)85.7(pound)15.9 (pound)66.2(pound)21.1     (pound)13.6   (pound)5.5


+ Translated at $1.66 per (pound)1.00.

Note 1: AMVESCAP Retirement has $25.5 billion in assets under administration as of September 30, 2003, compared to $22.7 billion as of December 31, 2002.

Note 2: The INVESCO Funds Group funds under management are reflected with AIM US in this analysis. Previous presentations included these amounts with the INVESCO US business.

Note 3: Institutional money market funds amounted to $50.7 billion at September 30, 2003 compared to $57.0 billion at December 31, 2002.


Contact:       Robert F. McCullough
Phone:         404-724-4251
Contact:       Angus Maitland
Phone:         (44) 0207-379-5151